

Mail Stop 4628

February 9, 2016

<u>Via E-Mail</u>
Stephen R. Brunner
President, Chief Executive Officer and Chief Operating Officer
Sanchez Production Partners LP
1000 Main Street, Suite 3000
Houston, TX 77002

> **Re:** **Sanchez Production Partners LP**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed March 5, 2015**
> **Response dated November 24, 2015**
> **File No. 1-33147**

Dear Mr. Brunner:

We have reviewed your November 24, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2015 letter.

Form 10-K for the Fiscal Year ended December 31, 2014

Business, page 1

Proved Oil, Natural Gas and Natural Gas Liquids Reserves, page 4

1. We note that you have not complied with prior comment one, regarding the timeframe for developing proved reserves. We had asked you to clarify the extent to which your PUD reserves were not scheduled to be developed within five years of initial disclosure. You will need to explain the overall timing while considering the dates that locations will be drilled in relation to the dates on which proved reserves for these locations were initially included in your estimates of proved undeveloped reserves in any of your prior filings.

For further guidance on the five year criteria, refer to Rule 4-10(a)(31)(ii) of Regulation S-X, and Item 1203(d) of Regulation S-K, as to the initial disclosure of PUD reserves as the starting reference date. To the extent that any of the locations for which you disclosed PUD reserves as of December 31, 2014 were scheduled to take more than five years to develop since initial disclosure, please specify the total number of gross locations and net proved reserve quantities relating to such locations, and explain the reasons and specific circumstances that such locations will have remained undeveloped for five or more years after disclosure as proved undeveloped reserves.

2.   We have read your response to prior comment two and your explanation relating to the 6% of the December 31, 2014 proved undeveloped locations that are scheduled to be drilled in 2020. We understand this figure may not represent all locations not scheduled to be developed within five years of initial disclosure, and that you will provide further clarity on this point in your next reply. However, we would also like to understand the extent to which your PUD reserves are associated with the particular locations you reference. Given your disclosures on page five, indicating you are reasonably certain to develop 23.9 Bcfe during 2015 through 2019 (of your total PUD reserve estimate of 25.1 Bcfe), it appears that 1.2 Bcfe is associated with the six locations that you plan to develop in 2020. Please confirm if this is correct, or if not tell us the total net proved reserve quantities relating to these locations. On a related point, with regard to your disclosure on page 5 indicating you plan to incur development costs of $37 million during 2015 through 2019, and your estimate of total future development costs of $57.7 million on page 71, it appears you expect to incur $20.7 million to drill the locations scheduled for development in 2020. Please explain the reasons for the apparent disparity on a cost per unit basis, relative to your five-year plan, and identify any other activities, including the amounts and timeframe, that are encompassed in your estimate of the total.

3.   We have read your response to prior comment four, and your proposed disclosure regarding efforts to convert proved undeveloped reserves. Please also quantify the capital expenditures incurred in converting your proved undeveloped reserves to developed for this period of time, and specify the reserve quantities associated with the wells or locations, to comply with Item 1203(c) of Regulation S-K.

You may contact John Hodgin, Petroleum Engineer at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources